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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                 Amendment No. 3


                                Vitalstate, Inc.
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                                (Name of Issuer)

                   Common Stock, par value $0.000333 per share
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                         (Title of Class of Securities)

                                   928478 10 6
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                                 (CUSIP Number)

                                Christopher Luck
                            Vice President of Finance
                              Scepter Holdings Inc.
                                170 Midwest Road
                            Toronto, Ontario M1P 3A9
                                 (416) 751-9445
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 10, 2004
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

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CUSIP No.:  928478 10 6
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1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Scepter Holdings Inc.
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)  |X|
                                                                       (b)  | |

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3.   SEC USE ONLY


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4.   SOURCE OF FUNDS

     WC
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5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT          | |
     TO ITEMS 2(D) OR 2(E)


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6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Ontario
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                        7.  SOLE VOTING POWER

                            8,000,000
                       ---------------------------------------------------------
NUMBER OF               8.  SHARED VOTING POWER
SHARES
BENEFICIALLY                0
OWNED BY               ---------------------------------------------------------
EACH                    9.  SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                 8,000,000
                       ---------------------------------------------------------
                       10.  SHARED DISPOSITIVE POWER

                            0
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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,000,000

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12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES      |_|


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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     38.5%
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14.  TYPE OF REPORTING PERSON

     CO
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CUSIP No.:  928478 10 6
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1.   NAMES OF REPORTING PERSONS
     I.R.S. Identification Nos. of Above persons (entities only)

     Robert S. Torokvei
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |X|
                                                                         (b) | |

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3.   SEC USE ONLY


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4.   SOURCE OF FUNDS

     Not applicable
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5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT           | |
     TO ITEMS 2(d) or 2(e)


--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Canada
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                        7.  SOLE VOTING POWER

                            0
                       ---------------------------------------------------------
NUMBER OF               8.  SHARED VOTING POWER
SHARES
BENEFICIALLY                8,000,000
OWNED BY               ---------------------------------------------------------
EACH                    9.  SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                 0
                       ---------------------------------------------------------
                       10.  SHARED DISPOSITIVE POWER

                            8,000,000
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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,000,000
--------------------------------------------------------------------------------
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES      | |


--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     38.5%
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14.  TYPE OF REPORTING PERSON

     IN
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CUSIP No.:  928478 10 6
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1.   NAMES OF REPORTING PERSONS
     I.R.S. Identification Nos. of Above persons (entities only)

     Thomas E. Torokvei
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |X|
                                                                         (b) | |

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3.   SEC USE ONLY


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4.   SOURCE OF FUNDS

     Not applicable
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5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT          | |
     TO ITEMS 2(d) or 2(e)


--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                Canada
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                        7.  SOLE VOTING POWER

                            0
NUMBER OF              ---------------------------------------------------------
SHARES                  8.  SHARED VOTING POWER
BENEFICIALLY
OWNED BY                    8,000,000
EACH                   ---------------------------------------------------------
REPORTING               9.  SOLE DISPOSITIVE POWER
PERSON WITH
                            0
                       ---------------------------------------------------------
                       10.  SHARED DISPOSITIVE POWER

                            8,000,000
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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,000,000
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12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES      | |


--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     38.5%
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14.  TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------


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         This Amendment No. 3 to Schedule 13D amends and supplements the
Schedule 13D, filed March 10, 2003, as amended by Amendment No. 1 filed May 30, 2003 and Amendment No. 2 filed January 13, 2004, by Scepter Holdings Inc. ("Scepter"), Robert S. Torokvei and Thomas E. Torokvei (collectively, the "Reporting Persons") with respect to the common stock, par value $0.000333 per share (the "Common Stock"), of Vitalstate, Inc., a New York corporation (the "Company"). The Reporting Persons are making this single joint filing because they may be deemed to constitute a group under Section 13(d)(3) of the Exchange Act.

Item 4.  Purpose of the Transaction

         The Reporting Persons have acquired the shares of Common Stock for investment purposes. Depending upon market conditions and other factors that the Reporting Persons may deem material, they may purchase or dispose of shares of Common Stock or other securities of the Company in the open market or in private transactions.

         As described in Item 6 of the initial filing on Schedule 13D by the Reporting Persons, Scepter has the right, for so long as it holds at least 5% of the outstanding shares of Common Stock, to designate to the board of directors of the Company up to that number of directors, as a percentage of the whole board, as is equal to Scepter's percentage ownership of the outstanding shares of Common Stock (without giving effect to the exercise of any options or warrants or the conversion of any convertible securities). Pursuant to such right, Scepter has appointed two persons (Robert S. Torokvei and Thomas E. Torokvei) to the board of directors of the Company.

         As described in Item 6 of the initial filing on Schedule 13D by the Reporting Persons, the Company has agreed to register the resale of the shares of Common Stock held by Scepter.

         As described in Item 6 of this Amendment No. 3 to Schedule 13D, Scepter has agreed to loan up to US$2,000,000 to the Company.

         Except as set forth in this Item 4 of this Amendment No. 3 to Schedule 13D, none of the Reporting Person nor, to the knowledge of the Reporting Persons, any other individual listed on Annex A to the initial filing on
Schedule 13D by the Reporting Persons has any plans or proposals that relate to or would result in any of the following:

         (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;


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         (e) Any material change in the present capitalization or dividend policy of the Company;

         (f) Any other material change in the Company's business or corporate structure;

         (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

         (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

         (j) Any action similar to any of those enumerated above.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

         Effective February 10, 2004, Scepter, the Company, Vitalstate Canada Ltd., a subsidiary of the Company, and Vitalstate US, Inc., a subsidiary of the Company (together with Vitalstate Canada Ltd., the "Subsidiaries"), entered into a Loan Agreement (the "Loan Agreement") pursuant to which Scepter agreed to loan up to US$2,000,000, in tranches of US$100,000, to the Company, as and when required by the Company to meet is cash flow needs. Each loan under the Loan Agreement will be evidenced by a promissory note of the Company (each a "Note") which is payable on demand, but no later than December 31, 2004, and which bears interest at the rate of 8% per annum. Payment of the Note is guaranteed by each of the Subsidiaries pursuant to a Guaranty (the "Guaranty") and secured by a pledge by the Company and each of the Subsidiaries pursuant to a Security Agreement (the "Security Agreement") of their respective accounts receivable and inventory in the United States. In addition, each of the Company and Vitalstate Canada Ltd. has executed a Movable Hypothec (the "Hypothecs"), the Quebec equivalent of a security agreement, in favor of Scepter pursuant to which it has secured its obligations to Scepter by a pledge of its respective accounts receivable and inventory in Quebec. Through April 7, 2004, Scepter has loaned an aggregate of US$1,000,000 to the Company pursuant to the Loan Agreement.

         The foregoing description of the Loan Agreement, the Notes, the Guaranty, the Security Agreement and the Hypothecs does not purport to be complete and is qualified by reference to such documents, copies of which are attached to this Amendment No. 3 to Schedule 13D as exhibits.

Item 7.  Material to be Filed as Exhibits

1. Loan Agreement, dated as of February 10, 2004, among Vitalstate, Inc., Vitalstate Canada Ltd., Vitalstate US, Inc. and Scepter Holdings Inc..


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2.   Guaranty, dated February 10, 2004, made by Vitalstate Canada Ltd. and
     Vitalstate US, Inc. in favor of Scepter Holdings Inc.

3. Security Agreement, dated as of February 10, 2004, among Vitalstate, Inc., Vitalstate Canada Ltd., Vitalstate US, Inc. and Scepter Holdings Inc.

4. Movable Hypothec, dated as of February 10, 2004, granted by Vitalstate, Inc. in favor of Scepter Holdings, Inc.

5. Movable Hypothec, dated as of February 10, 2004, granted by Vitalstate Canada Ltd. in favor of Scepter Holdings, Inc.


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                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: March 29, 2004

                                       Scepter Holdings Inc.


                                       By: /s/ Christopher C. Luck
                                           -------------------------------------
                                           Name:  Christopher C. Luck
                                           Title: Vice President, Finance


                                       /s/ Robert S. Torokvei
                                       -----------------------------------------
                                           Robert S. Torokvei


                                       /s/ Thomas E. Torokvei
                                       -----------------------------------------
                                           Thomas E. Torokvei


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